United States
                       Securities and Exchange Commission
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                              (Amendment No. _2_)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ADOLOR CORPORATION
                        --------------------------------
                                (Name of Issuer)

                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                   00724X 10 2
                        --------------------------------
                                 (CUSIP Number)

                                  June 20, 2001
--------------------------------------------------------------------------------
             (Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00724X 10 2                                        Page 2 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Partners
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         526,144
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power            -0-
Person With
                                    (7)      Sole Dispositive Power    526,144

                                    (8)      Shared Dispositive Power       -0-


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         526,144           Please see Attachment A
---------------------------                       ------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing    1.88%               Please see Attachment A
--------------------------------------------                       -------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00724X 10 2                                         Page 3 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Partners, L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         514,392
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power            -0-
Person With
                                    (7)      Sole Dispositive Power    514,392

                                    (8)      Shared Dispositive Power       -0-


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         514,392           Please see Attachment A
---------------------------                       ------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing     1.84%              Please see Attachment A
--------------------------------------------                        ------------

  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 00724X 10 2                                         Page 4 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta California Management Partners, L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         514,392
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power            -0-
Person With
                                    (7)      Sole Dispositive Power    514,392

                                    (8)      Shared Dispositive Power       -0-


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         514,392            Please see Attachment A
----------------------------                       -----------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing      1.84%             Please see Attachment A
--------------------------------------------                       -------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No. 00724X 10 2                                         Page 5 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Alta Embarcadero Partners, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power          11,752
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power            -0-
Person With
                                    (7)      Sole Dispositive Power     11,752

                                    (8)      Shared Dispositive Power       -0-


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         11,752            Please see Attachment A
---------------------------                       ------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing        0.04%   Please see Attachment A
------------------------------------                       ---------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No. 00724X 10 2                                         Page 6 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Jean Deleage
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power          32,405
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       526,144
Person With
                                    (7)      Sole Dispositive Power     32,405

                                    (8)      Shared Dispositive Power  526,144


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         558,549       Please see Attachment A
-----------------------                       ----------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing      2.00%             Please see Attachment A
--------------------------------------------                       -------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00724X 10 2                                         Page 7 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power          54,509
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       526,144
Person With
                                    (7)      Sole Dispositive Power     54,509

                                    (8)      Shared Dispositive Power  526,144


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         580,653           Please see Attachment A
---------------------------                       ------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         Exit Filing        2.08%           Please see Attachment A
--------------------------------------------                       -------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00724X 10 2                                         Page 8 of 11 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group          (a)
                                                                (b)   X

--------------------------------------------------------------------------------
  (3)    SEC Use Only

--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power          40,023
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       526,144
Person With
                                    (7)      Sole Dispositive Power     40,023

                                    (8)      Shared Dispositive Power  526,144


  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         566,167           Please see Attachment A
---------------------------                       ------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

           Exit Filing       2.03%          Please see Attachment A
--------------------------------------------                       -------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)      Name of Issuer: Adolor Corporation ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  620 Pennsylvania Drive
                  Exton, PA  19341

Item 2.    Please see Attachment A

(a)      Name of Person Filing:

         Alta Partners ("AP")
         Alta California Partners, L.P. ("ACP")
         Alta California Management Partners, L.P. ("ACMP")
         Alta Embarcadero Partners, LLC ("AEP")
         Jean Deleage ("JD")
         Garrett Gruener ("GG")
         Guy Nohra ("GN")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP      -        California
                           ACP     -        Delaware
                           ACMP             Delaware
                           AEP              California

         Individuals:      JD               United States
                           GG               United States
                           GN               United States

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:  00724X 10 2

Item 3.  Not applicable.

Item 4         Ownership.

     Exit Filing --- The entities affiliated with Alta Partners are no longer 5% shareholders due to the sale and distribution of shares of Adolor
              Corporation Common Stock.

                             Please see Attachment A
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

                               AP         ACP         ACMP         AEP           JD           GG           GN
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------
(a)     Beneficial          526,144     514,392      514,392      11,752      558,549       580,653      566,167
        Ownership
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

(b)     Percentage of        1.88%       1.84%        1.84%       0.04%        2.00%         2.08%        2.03%
        Class
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

(c)     Sole Voting Power   526,144     514,392      514,392      11,752       32,405       54,509       40,023
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

        Shared Voting         -0-         -0-          -0-         -0-        526,144       526,144      526,144
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

        Sole Dispositive    526,144     514,392      514,392      11,752       32,405       54,509       40,023
        Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------

        Shared                -0-         -0-          -0-         -0-        526,144       526,144      526,144
        Dispositive Power
------- ------------------ ----------- ----------- ------------ ----------- ------------- ------------ ------------


Item 5.        Ownership of Five Percent or Less of a Class

               Exit Filing  -- See Attachment A

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Exit Filing --  See Attachment A

Item 7.        Identification  and  Classification  of  the  Subsidiary,   Which
               Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

Not applicable

EXHIBITS

A:       Joint Filing Statement


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 22, 2001

ALTA PARTNERS                                ALTA CALIFORNIA PARTNERS, L.P.

                                             By:  Alta California Management Partners, L.P.


By:       /s/ Jean Deleage                   By:   /s/ Jean Deleage
   -------------------------------------        -------------------------------------------
         Jean Deleage, President                   Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.    ALTA EMBARCADERO PARTNERS, LLC


By:       /s/ Jean Deleage                   By:   /s/ Jean Deleage
   -------------------------------------        -------------------------------------------
         Jean Deleage, General Partner             Jean Deleage, Member


          /s/ Jean Deleage                         /s/ Guy Nohra
----------------------------------------        -------------------------------------------
         Jean Deleage                              Guy Nohra


          /s/ Garrett Gruener
----------------------------------------
         Garrett Gruener


                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13G is filed on behalf of us.


Date:    June 22, 2001

ALTA PARTNERS                                ALTA CALIFORNIA PARTNERS, L.P.

                                             By:  Alta California Management Partners, L.P.


By:       /s/ Jean Deleage                   By:   /s/ Jean Deleage
   -------------------------------------        -------------------------------------------
          Jean Deleage, President                  Jean Deleage, General Partner


ALTA CALIFORNIA MANAGEMENT PARTNERS, L.P.    ALTA EMBARCADERO PARTNERS, LLC


By:       /s/ Jean Deleage                   By:   /s/ Jean Deleage
   -------------------------------------        -------------------------------------------
         Jean Deleage, General Partner             Jean Deleage, Member


          /s/ Jean Deleage                         /s/ Guy Nohra
----------------------------------------        -------------------------------------------
          Jean Deleage                             Guy Nohra


          /s/ Garrett Gruener
----------------------------------------
          Garrett Gruener

                                  Attachment A

     Exit Filing ---- Alta Partners is no longer a five percent shareholder

     Alta Partners provides investment advisory services to several venture capital funds including, Alta California Partners L.P. and Alta Embarcadero Partners, LLC. Alta California Partners, L.P. beneficially owns 514,392 shares of Common Stock. Alta Embarcadero Partners, LLC beneficially owns 11,752 shares of Common Stock. The respective general partners of Alta California Partners L.P. and members of Alta Embarcadero Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds. The beneficial ownership listed above reflects the following transactions:

                                                                   Common Stock
                                                                  --------------
       Stock Sales                              Date of Sale    # of Shares Sold

            Alta California Partners, L.P.       6/12/01             14,624
                                                 6/13/01              9,749

            Alta Embarcadero Partners, LLC       6/12/01                376
                                                 6/13/01                251


                                                                  Common Stock
                                                                 --------------
       Stock Distribution on 6/20/01                     # of Shares Distributed
            Alta California Partners, L.P.                        1,277,801
            Alta Embarcadero Partners, LLC                           34,341

     Certain principals of Alta Partners are general partners of Alta California Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.), and members of Alta Embarcadero Partners, LLC. As general partners and members of such funds, they may be deemed to share voting and investment powers for the shares held by the funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

     Alta Partners is a venture capital company with an office in San Francisco. Alta Partners is California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership and Alta Embarcadero Partners, LLC is a California Limited Liability Company.